

September 29, 2014

Via E-mail
Mr. Robert B. Crowl
Chief Financial Officer
PHH Corporation
3000 Leadenhall Road
Mt. Laurel, NJ 08054

> **Re:** **PHH Corporation**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed February 26, 2014**
> **Form 10-Q for the quarterly period ended June 30, 2014**
> **Filed August 5, 2014**
> **File No. 001-07797**

Dear Mr. Crowl:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Mortgage Servicing Segment - Outlook and Trends, page 40

1. We note your disclosure that you experienced a 194% growth in the number of loans subserviced for others between December 31, 2012 and 2013, that this growth reflects your efforts to migrate your business to a less capital intensive, fee-for-service business model and that you may experience a decline in the replenishment rate of your mortgage servicing rights as a result of this emphasis on subservicing relationships. Please revise future filings to more

comprehensively explain how your strategic change to a subservicing model will impact your financial results. Specifically, discuss how the change will impact amounts recorded in your financial statements and how the change will impact the quality of and potential variability of your earnings and cash flow.

Form 10-Q for the quarterly period ended June 30, 2014

Financial Statements

Notes to Condensed Consolidated Financial Statements

Note 12. Commitments and Contingencies, page 25

2. We note your disclosure on page 26 as it relates to your lawsuit initiated in 2012 by a borrower that has been serviced by the Company. In particular, we note your disclosure that in July 2014, the jury issued a verdict in favor of the borrower, awarding compensatory damages of approximately $0.5 million and punitive damages of $15.7 million, resulting in an exposure of $16.2 million. Your disclosure on page 26 states that the recorded liability for probable losses related to this matter as of June 30, 2014 was not significant. Please tell us the amount you have accrued related to this case and provide us your accounting analysis supporting your conclusion to not recognize a loss for the entire exposure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant